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                                                                   Exhibit 5.1


                                  Law Offices
                                MOSS & BARNETT
                          A Professional Association
                              4800 Norwest Center
                            90 South Seventh Street
                      Minneapolis, Minnesota  55402-4129
                           Telephone  (612) 347-0300
                           Facsimile  (612) 339-6686



                                 June 25, 1998

Board of Directors
Rural Cellular Corporation
3905 Dakota Street SW
Alexandria, MN  56308

Gentlemen:

     This opinion is rendered in connection with the filing by Rural Cellular Corporation (the "Company"), with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of a Registration Statement on Form S-4 (the "Registration Statement") with respect to the issuance by the Company of $125,000,000 of its 9-5/8% Series B Senior Subordinated Notes Due 2008 (the "New Notes") and 125,000 shares of its 11-3/8% Series B Exchangeable Preferred Stock (the "New Exchangeable Preferred Stock") in exchange for the Company's $125,000,000 9-5/8% Series A Senior Subordinated Notes Due 2008 (the "Old Notes") and 125,000 shares of its 11-3/8% Series A Exchangeable Preferred Stock (the "Old Exchangeable Preferred Stock"), respectively. The Old Notes and the New Notes are issued under an Indenture (the "Indenture") between the Company and Norwest Bank Minnesota, National Association, as Trustee (the "Trustee"). The shares of Old Exchangeable Preferred Stock and New Exchangeable Preferred Stock are issued pursuant to a Certificate of Designation filed with the Secretary of State of Minnesota.

     We have examined the originals or copies, certified to our satisfaction, of such corporate instruments and certificates of public officials and officers and representatives of the Company, and have made such examination of law, as we have deemed relevant and necessary as a basis for the opinions hereafter set forth. In such examination, we have assumed the genuineness of all signatures and the authenticity and conformity to original documents submitted to us as certified or photocopies.

     Based upon the foregoing and subject to the qualifications noted below, we are of the opinion that:

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Board of Directors
June 25, 1998
Page 2

     (1) The Indenture has been duly authorized by the Company and constitutes a valid and legally binding instrument enforceable against the Company in accordance with its terms.

     (2) The Old Notes and the New Notes have been duly authorized by the Company and, upon their execution and delivery by the Company and authentication by the Trustee under the Indenture, will constitute valid and legally binding obligations of the Company entitled to the benefits of the Indenture.

     (3) The shares of Old Exchangeable Preferred Stock and the New Exchangeable Preferred Stock have been duly authorized and, upon issuance against payment therefor, will be validly issued and nonassessable.

     The foregoing opinion with respect to the enforceability and valid and legally binding nature of the Indenture, the Old Notes and the New Notes is subject to bankruptcy, insolvency, reorganization, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. Further, this opinion is based upon an examination of the Federal laws of the United States and the laws of the state of Minnesota and no opinion is expressed as to the application of the laws of any other jurisdiction.

     We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name in the Prospectus included therein.

                                Very truly yours,

                                MOSS & BARNETT
                                A Professional Association



                                Deanne M. Greco

DMG/laa